EXHIBIT 99.1

Yamana Announces Superior Proposal

TORONTO, Nov. 04, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) confirms that, as disclosed today in a joint press release by Agnico Eagle Mines Limited (“Agnico”) and Pan American Silver Corp. (“Pan American” and together with Agnico, the “New Offerors”), it has received an unsolicited binding proposal from the New Offerors for the acquisition by Pan American of all of the issued and outstanding common shares of the Company (“Common Shares”) and the sale by Yamana of certain subsidiaries and partnerships which hold Yamana’s interests in its Canadian assets, including the Canadian Malartic mine, to Agnico, all by way of a proposed plan of arrangement (the “New Offer”).

Under the New Offer, Pan American would acquire all of the issued and outstanding Common Shares for total consideration consisting of US$1.0 billion in cash and the issuance of approximately 153.5 million common shares of Pan American (the “Pan American Shares”) and approximately 36.1 million common shares of Agnico (the “Agnico Shares”). Under the New Offer, shareholders of the Company would receive $1.0406 in cash, 0.0376 of an Agnico Share and 0.1598 of a Pan American Share for each Common Share held.

The Board of Directors of the Company (the “Board”) has determined in good faith, after consultation with its outside financial and legal advisors and upon the unanimous recommendation of the special committee of independent directors of the Board, that the New Offer constitutes a “Yamana Superior Proposal” in accordance with the terms of the arrangement agreement between the Company and Gold Fields dated May 31, 2022 (the “Gold Fields Arrangement Agreement”).

In accordance with terms of the Gold Fields Arrangement Agreement, the Company has notified Gold Fields that the Board has determined that the New Offer constitutes a Yamana Superior Proposal and that the five business day matching period has commenced, during which Gold Fields has the right, but not the obligation, to propose to amend the terms of the Gold Fields Arrangement Agreement in order for the New Offer to cease to be a Yamana Superior Proposal (the “Matching Right”).

At this time, there can be no assurance that the New Offer will lead to a termination of the Gold Fields Arrangement Agreement and the execution of a definitive arrangement agreement with the New Offerors in respect of the New Offer, or that the proposed transaction contemplated by the New Offer will be consummated.

The Board has not changed its recommendation regarding the pending transaction with Gold Fields pursuant to the Gold Fields Arrangement Agreement (the “Gold Fields Arrangement”) and the special meeting of Yamana shareholders (the “Yamana Meeting”) to consider the Gold Fields Arrangement is scheduled to be held at 10:00 am (Toronto time) on Monday, November 21, 2022. The Board has unanimously recommended voting in favour of the Gold Fields Arrangement. Shareholders and other interested parties are strongly advised to read the management information circular of Yamana for a detailed description of the Gold Fields Arrangement and the reasons for the Board's recommendation. The management information circular and other proxy material is available under Yamana’s profile on www.sedar.com and is also available on the Company’s website at www.yamana.com.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the New Offer, the consideration to be received by shareholders of Yamana under the New Offer, the determination of the Board regarding the New Offer, the entry into a definitive agreement in respect of the New Offer, the exercise of Gold Fields’ Matching Right, the completion of the Gold Fields Arrangement or the New Offer, the possible termination of the Gold Fields Arrangement Agreement, receipt of all approvals, including from the Ontario Superior Court of Justice and affected securityholders, necessary to complete the Gold Fields Arrangement or the New Offer and the expected timing of completion of the Gold Fields Arrangement or the New Offer. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include transaction risks, risks relating to the completion of the transactions with Georgetown or the New Offerors, including receipt of all necessary regulatory, court and securityholder approvals in connection with the transaction with Georgetown or the New Offer, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.